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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

SIRF TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82967H101

(CUSIP Number)

April 22, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 82967H101	13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CONEXANT SYSTEMS, INC. 25-1799439

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 5,919,216*

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 5,919,216*
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,919,216*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 12.82%

12.	Type of Reporting Person (See Instructions) CO

* Includes 46,153 shares of Common Stock issuable under warrants that are immediately exercisable.

CUSIP No. 82967H101

Item 1.

(a)	Name of Issuer:

SiRF Technology Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

148 E. Brokaw Road
San Jose, California 95112

Item 2.

(a)	Name of Person Filing:

Conexant Systems, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

4000 MacArthur Boulevard
Newport Beach, California 92660-3095

(c)	Citizenship:

Delaware corporation

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

82967H101

Item 3.   If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.   Ownership

(a)	Amount beneficially owned: 5,919,216 shares*

(b)	Percent of class: 12.82%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,919,216*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,919,216*

(iv)	Shared power to dispose or to direct the disposition of: 0

     * Includes 46,153 shares of Common Stock issuable under warrants that are immediately exercisable.

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Page 4 of 5 pages

Signature

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

CONEXANT SYSTEMS, INC.

	By:	/s/ Dennis E. O’Reilly
		Name: Title:	Dennis E. O’Reilly Senior Vice President, Chief Legal Officer and Secretary

Page 5 of 5 pages